UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 8, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 8, 2010	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release                                                                                                     Date:   September 8, 2010
10-38-TR

Teck Announces Cash Tender Offer for up to US$1 Billion Aggregate
Principal Amount of 2019 Notes and Long-Term Unsecured Debt Issuance
to Fund Tender Offer

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) up to an aggregate of US$1 billion principal amount of its outstanding 10.750% senior secured notes due 2019 (the “2019 Notes”). Teck also announced it has commenced an offering of up to an aggregate of US$700 million of senior unsecured notes due 2021 and 2040 to partially fund the Tender Offer.  The notes due 2040 are an additional issuance of, and will be consolidated and form a single series with, the US$450 million principal amount of 6.000% notes due 2040 that were issued on August 17, 2010.

The new senior unsecured notes are being offered via an underwritten public offering in the United States pursuant to an effective shelf registration statement on Form F-9 filed with the United States Securities and Exchange Commission and in Canada on a private placement basis. The senior unsecured notes will be guaranteed by Teck Metals Ltd. and will rank pari passu with Teck’s other senior debt. Teck expects to fund the purchase of 2019 Notes in the Tender Offer partially from the proceeds of the offering of the new senior unsecured notes.

The terms and conditions of the Tender Offer are described in the Offer to Purchase, dated September 8, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) to be distributed to holders of the 2019 Notes. The following table sets forth certain terms of the Tender Offer:

Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Tender Cap (US$)	Tender Offer Consideration(1)	Early Tender Payment (1)	Total Consideration(1)(2)
10.750% Senior Secured Notes due 2019	878742AQ8/ 878742AN5/ C87392AC7	$1,850,000,000	$1,000,000,000	$1,227.50	$30.00	$1,257.50

(1)    Per US$1,000 principal amount of 2019 Notes tendered and accepted for purchase.
(2)    Inclusive of the Early Tender Payment.

We expect to accept for payment a portion (as further described in the Offer to Purchase relating to the Tender Offer) of 2019 Notes that are tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on September 21, 2010 (the “Early Tender Date”) on a date (the “Early Acceptance Date”) promptly following the later of the Early Tender Date and the fulfillment or waiver of the Financing Condition (as defined below).

The Tender Offer will expire at 12:00 midnight, New York City time, on October 5, 2010 unless extended or earlier terminated (such time and date, as may be extended or earlier terminated, the “Expiration Time”). Under certain circumstances, and as more fully described in the Offer to Purchase, Teck may terminate the Tender Offer before the Expiration Time. The obligation of Teck to accept for purchase and pay for 2019 Notes validly tendered pursuant to the Tender Offer is conditioned on satisfaction or waiver of a number of conditions set forth in the Offer to Purchase, including consummation of an offering of senior unsecured notes on terms reasonably satisfactory to Teck (the “Financing Condition”). If the Early Settlement Date occurs, then we will be deemed to have waived substantially all of the conditions to the Offer. The Tender Offer is not subject to the receipt of any minimum amount of tenders.

Holders of 2019 Notes that validly tender and do not withdraw their 2019 Notes in the Tender Offer on or prior to the Early Tender Date and whose 2019 Notes are accepted for purchase by Teck will receive the Total Consideration set forth in the table above for each US$1,000 principal amount of 2019 Notes accepted for purchase, which includes the Early Tender Payment. Holders of 2019 Notes that are validly tendered in the Offer after the Early Tender Date but at or prior to the Expiration Time and are accepted for purchase by Teck will receive the Tender Offer Consideration set forth in the table above for each US$1,000 principal amount of 2019 Notes accepted for purchase but not the Early Tender Payment thereon. In addition, holders of 2019 Notes accepted for purchase will receive an amount equal to accrued and unpaid interest on their purchased securities from the applicable last interest payment date to, but not including, the date of payment for purchased 2019 Notes.

Holders may withdraw 2019 Notes validly tendered and not previously withdrawn, on or prior to 5:00 p.m., New York City time on September 21, 2010. Otherwise holders will be extended withdrawal rights as required by law.

If the Tender Offer is consummated, a portion of the future interest expense related to the purchased 2019 Notes, and related original issue discount and fees currently being amortized, will be charged to earnings in the quarter a purchase of 2019 Notes is settled.  Assuming that Teck purchases US$1 billion of 2019 Notes in the Tender Offer using the Total Consideration, it will record an aggregate accounting charge of approximately US$370 million, before tax.  The accounting charge will be recorded in the quarter in which the purchase of 2019 Notes settles, and due to the possibility of settlement of a portion of the 2019 Notes on the Early Acceptance Date, a portion of such charge could be taken in the third quarter and the remainder in the fourth quarter.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal that will be sent to holders of the Notes. Holders are encouraged to read these documents carefully when they become available.

J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co.  are the Dealer Managers for the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC Liability Management Group at (866) 834-4666 (toll-free), Banc of America Securities LLC Debt Advisory Services at (888) 292-0070 (toll-free) and Citigroup Global Markets Inc. Liability Management Group at (800) 558-3745 (toll free). Global Bondholder

Services Corporation has been retained as depositary and information agent for the tender offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 389-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, NY 10006, Attention: Corporate Actions. Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The senior unsecured notes offering is being made pursuant to an effective shelf registration statement in the United States and a private placement in Canada. A copy of the prospectus and related prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov or by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect), Banc of America Securities LLC at (800) 294-1322 (toll-free) and Citigroup Global Markets Inc. at (877) 858-5407 (toll-free).

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the anticipated early settlement of the 2019 Notes, including the anticipated early settlement date and amount of 2019 Notes to be settled, and the expected net proceeds from the offering of the notes, the closing of the notes offering, including the timing thereof, and the intended use of proceeds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, risks relating to unexpected expenses involved in the offering of the notes, closing of Teck’s offering of the notes, conditions in financial markets, investor response to Teck’s tender offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

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